Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended, and deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Pinnacle Systems, Inc.

Subject Company: Pinnacle Systems, Inc.

Commission File No. of Subject Company: 000-24784

FINAL TRANSCRIPT

Mar. 21. 2005 / 8:30AM, PCLE - Pinnacle Systems: Conference Call

Conference Call Transcript

PCLE - Pinnacle Systems: Conference Call

Event Date/Time: Mar. 21. 2005 / 8:30AM ET

Event Duration: 50 min

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CORPORATE PARTICIPANTS

David Krall

Avid Technology - President & CEO

Patti Hart

Pinnacle Systems - Chairman & CEO

Paul Milbury

Avid Technology - CFO

CONFERENCE CALL PARTICIPANTS

Paul Coster

J.P. Morgan - Analyst

Steven Frankel

Adams Harkness - Analyst

Gene Munster

Piper Jaffray - Analyst

Chris Rowen

Robinson-Humphrey - Analyst

Brian Gagnon

Gagnon Securities - Analyst

Ashley Pruitt

Oppenheimer - Analyst

Randy Scherago

First Albany Capital - Analyst

Todd Cooper

CIBC World Markets - Analyst

Zel Warmington

Zelmore Capital Management (ph) - Analyst

Paul Glazer

Glazer Capital Management - Analyst

Louis Stark

Chesapeake Partners - Analyst

James Capello

Kern Capital - Analyst

Sam Sabach

Crawford Global Capital - Analyst

PRESENTATION

Operator

Good day and welcome everyone to the conference call to discuss Avid Technology to acquire Pinnacle Systems. Today’s call is being recorded. For opening remarks and introductions, I would like to turn the call over to Mr. David Krall. Please go ahead, sir.

David Krall - Avid Technology - President & CEO

Thank you and good morning. I am David Krall, the President and CEO of Avid Technology, and with me on the call are Patti Hart, Chairman and CEO of Pinnacle Systems; Paul Milbury, CFO of Avid, and Mary Dotz, CFO of Pinnacle. We would like to thank you for joining us today.

As you know, we are here to discuss this morning’s announcement that Avid has entered into a definitive agreement to acquire Pinnacle. In a moment, I will provide you with an overview of the agreement and talk about the strategic opportunity that it represents for Avid. Then I will turn the call over to Patti who will share her perspective on what this transaction means for Pinnacle’s business. And finally, Paul will review the terms of the transaction and discuss its financial impact on Avid. Following our prepared remarks, we will be happy to take your questions.

Please note that the information discussed today is current as of March 21, 2005. Remarks made on this call may include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including but not limited to, the possibility that the transaction will not close or that the closing will be delayed due to antitrust, regulatory review or other factors; the challenges and costs of assimilating the operations and personnel of Pinnacle; the ability to attract and retain highly qualified employees; competitive factors, including pricing pressures; reaction of customers to Pinnacle and Avid and related risks of maintaining pre-existing relationships with Pinnacle; fluctuating currency exchange rates; adverse changes in general economic or market conditions, particularly in the content creation industry, and other onetime events and other important factors disclosed previously and from time to time in Avid’s and/or Pinnacle’s filings with the SEC and to be more specifically set forth in the joint proxy statement prospectus to be filed by Avid and Pinnacle with the SEC.

In addition, any forward-looking statements in our remarks represent our estimates only as of today and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change, and therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

Now let’s talk about the acquisition. As we have stated in our press release, Avid has entered into a definitive agreement to acquire Pinnacle in a cash and stock transaction valued at approximately $452 million. Paul will review the details of the transaction shortly.

So what does this mean for Avid? We see this acquisition as the next logical step in our long-term strategy helping our business to grow in two key areas, consumer and broadcast. Just as our acquisition of M-Audio in 2004 brought us into the consumer audio business, by acquiring Pinnacle and its consumer video business, Avid will be able to tap into the next generation of video editors while they are still learning their craft.

Pinnacle has millions of customers in their segment. While not all of them will move up to Avid’s professional postproduction solution, most future professionals will have their first experience with nonlinear editing at an early stage, often in their teens. This creates a large potential customer base for Avid’s professional postproduction business.

Likewise in broadcast, Pinnacle’s products give us more options to sell to our current broadcast customer base and will allow us to tap into Pinnacle’s customer base as well. We think it would be hard to find a more complementary match for these two businesses than what this combination provides.

Looking back for a moment, in the five years since we laid out this long-term growth strategy, we have leveraged our talent and technology across the entire business and pursued opportunities through a combination of internal development and strategic acquisition. Initially, we focused our efforts on strengthening our core professional video, broadcast and computer graphics businesses. We invested $50 million in research and development to create a technology platform that we felt would help us maintain our leadership in the professional video industry, and the results was the Avid DNA product family, which we rolled out in April 2003.

In the two years since then, Avid DNA has driven much of our success in the video industry. More recently, we have built on our strong foundation in the professional video and audio industry by expanding into the consumer space. Our first major move in that direction was our acquisition of M-Audio, a leading provider of digital audio and mini solutions for the home studio segment.

As I mentioned earlier, we see a similar opportunity with the Pinnacle productline in the consumer video industry.

It is worth pointing out that Pinnacle has been very successful in this segment, having shipped more than 10 million units of powerful desktop-editing tools like Pinnacle Studio and Pinnacle Liquid Edition. As more and more content is captured on a wide range of digital devices from cellphone cameras to digital field cameras that shoot video to other affordable consumer HDTV cameras, there’s an opportunity for us to target that next generation of users and bring them into the Avid family. Once this acquisition is complete, we plan to operate a consumer video division to build on Pinnacle’s strong foundation in this area.

At the same time in our professional broadcast business, we see an opportunity for the Pinnacle productline to complement our end to end production workflow, which has been the foundation of our success in that industry. With more and more broadcasters converting our analog pipeline to digital production environment, there is a growing demand for specialized tools that work together in an integrated environment. While our broadcast solution leverages our digital editing, shared storage and Asset Management technologies, we feel that Pinnacle products like the Deko on-air graphics system and the MediaStream playout server provide key pieces of the puzzle for us. We are looking forward to the opportunity to integrate these products into our pipeline and deliver even greater value to our broadcast customers.

On an operational level, we expect to derive savings from a number of sources, including reducing public company expenses, combining infrastructure functions where appropriate, and providing our global sales teams with a broader portfolio of product offerings. Over the past five years, Avid has increased its profitability and shareholder value by growing our top line, expanding our gross margin and leveraging our talent and technology across the entire company. By working with a dedicated team at Pinnacle, we are confident that together we can proceed with the same strategy following the completion of the transaction.

I would now like to turn the call over to Patti who will provide her perspective on what this acquisition means for Pinnacle.

Patti Hart - Pinnacle Systems - Chairman & CEO

Thank you, David, and good morning, everyone. I would like to start by saying how excited we are to be joining the Avid family. We believe that this transaction creates significant value for our shareholders and provides excellent opportunities for continued growth in the combined company.

As you know, Avid has a rich tradition of technological innovation that parallels our own award-winning heritage in the professional broadcast and consumer video industries. Just as importantly, Avid has a clear and compelling vision for the future of the industry and one that resonates with us here at Pinnacle. By bringing our companies together, we feel that we are providing our customers and shareholders with a richer set of offerings within an organization that has the strength and experience to realize their full potential.

In the broadcast business, we have prided ourselves on developing award-winning point products for the production of news, sports and other life programming. As part of Avid’s workflow, our products tend to reach a broader base of customers, and given Avid’s expertise in the broadcast industry, those products are positioned to deliver even greater value through increased integration and other refinements.

In a similar way, we see our consumer video business as a natural extension of Avid’s line of low-end professional video editing solutions. As David noted, in recent years there has been an explosion in the amount of video footage that is captured by consumers using a wide range of new digital devices. Capitalizing on this demand, we have grown our consumer video business, shipping more than 10 million units, and our products in that spacelike Pinnacle Studio and Pinnacle Liquid Edition are very well-respected in the industry.

As the foundation of the combined companies’ new consumer video division, we expect these products to continue providing our customers with easy to use tools for telling their stories.

In closing, I would like to say that we see this combination as the right move forward for Pinnacle, and we are excited about the possibilities that it will provide for our business and our customers. With that, I would like to hand the call back to David. David?

David Krall - Avid Technology - President & CEO

Thank you, Patti. I would now like to turn the call over to Paul who will review the terms of the acquisition and provide some comments on the transaction’s impact on Avid’s financial outlook. Paul?

Paul Milbury - Avid Technology - CFO

Thanks, David. As we said in today’s press release, under the terms of the agreement, Pinnacle shareholders will receive .0869 shares of Avid stock and $1.00 in cash for each Pinnacle share. At closing, Avid would issue approximately 6.2 million shares and pay 71.3 million in cash for a total value estimated at $462 million based on Avid’s stock price of $62.60 — $0.95 at market close Friday, March 18, 2005.

Upon completion of the transaction, the 6.2 million shares to be issued to Pinnacle’s former shareholders will represent approximately 15% of Avid’s outstanding common stock. To put that ownership level into perspective, if we combined Avid and Pinnacle revenues for the calendar year 2004, Pinnacle’s revenues would have represented more than 30% of the revenues of the combined company. On a gross profit basis, the figure is slightly under 30%.

One of the obvious opportunities of this combination is to leverage Avid’s infrastructure and scale in order to take more of Pinnacle’s gross profit to the bottom line. The acquisition is subject to satisfying a number of closing conditions, including shareholder and regulatory approval. We expect to prepare and file a Form S-4 for the transaction with the SEC over the next three to four weeks.

Under the terms of the agreement, both companies will hold shareholders meetings within 25 days of the S-4 becoming effective. Therefore, in the best case scenario, this transaction is expected to close in late June. However, for purposes of estimating dilution or accretion, we are assuming the transaction closes on July 1, 2005.

Avid expects the acquisition, excluding acquisition-related charges, to be dilutive to our pro forma earnings per share in the third quarter and accretive in the fourth quarter, resulting in full-year 2005 pro forma earnings per share of approximately $2.70 per diluted share. In 2006 Avid expects the transaction to be approximately $0.10 accretive resulting in pro forma earnings per share of approximately $3.20 diluted share.

In the quarter in which we close the transaction, I would expect that we would incur significant non-recurring acquisition- related charges for in process R&D and amortization of intangibles. At this time, we don’t have a precise estimate of these charges. At the present time, considering all of the relevant factors, we do not expect that this transaction will impact our U.S. tax accrual in 2006. And finally, we would expect our cash position to be in the range of $280 to $300 million at the end of 2005.

David Krall - Avid Technology - President & CEO

Thank you, Paul. That concludes our prepared remarks. We would now be pleased to take your questions.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Paul Coster, J.P. Morgan.

Paul Coster - J.P. Morgan - Analyst

The first question, David, I want to take you back a little way to about 18 months, two years ago when you at that time felt that the consumer business on the video side was not particularly appealing. And, in fact, you brought out 3ware to sort of try and capture those early users. And what has changed since then? It seems a little inconsistent.

David Krall - Avid Technology - President & CEO

Yes, great question. You know, we have actually been looking at the consumer business for a while. In fact, if you go before the year 2000, Avid actually made its initial foray into the consumer video editing business with a product called Avid Cinema.

At the time that we did that, the reason for doing it was strategically important in the sense that it was a way to address the new base of users who were just planning their craft at an early age, but Avid did not have a way of profitably serving that customer segment. And later in the year 2000, we actually decided to get out of that business.

However, we have been closely monitoring that segment for quite a while, and we have been seeing a lot of increased activity there on both the user side from the point of view of there being many new ways to acquire video and more people looking for ways to edit and move that video. And also from a competitor point of view, we have seen a number of things happening of consolidation in that space. And I can give you some examples share.

You are probably familiar that Vegas, which used to be owned by Sonic Foundry, is now owned by Sony. Media Creator (ph), which used to belong to Rockfield, is now owned by Sonic. You probably saw that on Friday InterVideo just bought New Lead. So I think it is a trend that is happening in this industry and that the best place for this technology to exist is actually within a more diversified business. So I think what we are doing is consistent with our long-term strategy and also fairly consistent with what else is happening in the industry today.

Paul Coster - J.P. Morgan - Analyst

Okay. Two other real quick questions, Paul, can you just tell us how much cash you are acquiring? I think Pinnacle is sitting on a fairly sizable chunk of cash at the moment. Is that right?

Paul Milbury - Avid Technology - CFO

I think in their last reported results it was over 90 million, but I believe that they have announced that they have made some divestitures in between then and now that would add to that cash.

Paul Coster - J.P. Morgan - Analyst

Okay. And then the last question is Deko and MediaStream are already well integrated with the Avid environment. I’m not quite sure that there is much engineering efforts to be done there. You depicted it as if there was some work to be done. Can you just sort of clarify that, David?

David Krall - Avid Technology - President & CEO

Yes, sure. Just commenting I mean Deko certainly integrates with our iNEWS solution today, and that is a way that customers currently do use that product collaboratively with Avid-based solutions. However, if you think about the things that we could do moving forward using common media and meditative formats, there is a lot more we can do to increase the level of integration and deliver a seamless interop in the future.

But I think that is something from a product level we will be able to offer to our customers, and then obviously the other thing that comes out of this is the leverage we get with our sales force, just simply being able to have more things in their bag that they can go sell to customers. I think it is significantly increases the productivity of our field sales force.

Operator

Steven Frankel, Adams Harkness.

Steven Frankel - Adams Harkness - Analyst

David, a couple of questions. Could you compare and contrast your server business and the MediaStream business? And then customer overlap, are there significant Pinnacle customers that you are not penetrating today?

David Krall - Avid Technology - President & CEO

Okay. From a MediaStream point of view, MediaStream is more of a stand-alone playout server as opposed to what we have today, which is AirSpeed, which basically works integrated tightly in an Avid unity environment. And we actually find customers needing both. In fact, it is not uncommon for a customer to buy products from Avid and have them working side-by-side with Pinnacle products.

To give you an example is TGB over in Asia. They bought a complete Avid end to end newsroom solution, but then they bought Pinnacle for their playout servers. That is not atypical, and we see opportunities to leverage that sort of configuration in the future as we go out and sell our products.

In terms of customer overlap, this is probably going to sound like a quote from Yogi Berra, but it would be safe to say that about 90% of Pinnacle’s revenue is 100% complementary. So if you think about the market that they serve, in a consumer base that is really not a play where we sell product into today, and then likewise in broadcast, if you look at the majority of where Pinnacle’s current revenue comes from, it is in nonoverlapping product.

So you see this is an ability to expand our overall revenue and also to reach out to new customers.

Steven Frankel - Adams Harkness - Analyst

I guess I was more honing in on the customers. Obviously they are in a different segment in broadcast, but in broadcast are there broadcasters today that where they do a meaningful amount of business and you don’t?

David Krall - Avid Technology - President & CEO

Yes, there are. In fact, there are broadcasters where we are in their postproduction suites where they are doing packages and promos, and Pinnacle might be used for playout, for example, or editing of new stories and vice versa. So we have customers that we could leverage Pinnacle’s products into.

So when we think about the opportunity for cross-selling, that was actually one of the benefits that we were pursuing with this proposed transaction.

Steven Frankel - Adams Harkness - Analyst

Okay. And then the last question for Paul, in your assumptions of accretion for next year, what kind of run-rate are you assuming for Pinnacle’s business?

Paul Milbury - Avid Technology - CFO

We will have more specific guidance when the transaction closes, and at this time, we are not prepared to put at any specific numbers for the topline.

Operator

Gene Munster, Piper Jaffray.

Gene Munster - Piper Jaffray - Analyst

Just actually a follow-up on Steve’s question in terms of cross-selling opportunity. David, can you I guess from Pinnacle’s perspective — I know obviously there’s a lot of Pinnacle products that can be sold into Avid’s base because you guys have been gaining share over the last couple of years. But do you have just a rough number in terms of how many on the broadcast side you know might have been potential Vortex customers that you will now inherit?

David Krall - Avid Technology - President & CEO

Well, I don’t think Pinnacle has published those numbers publicly. But I think that your first statement is correct that Avid’s overall share in that market is larger than Pinnacle’s. In fact, we have a leading share in the end to end newsroom marketplace.

However, there are a number of customers that we have found in looking at this opportunity who in particular are in the lower end market, which has not been a prime area of focus for Avid initially, which we think we will be able to tap into as a result of moving forward with this transaction. So if you think about the smaller facilities who are looking for just more cost-effective solutions, that maybe have a different set of capabilities than what a full end to end Avid newsroom solution would have, we see those as being potential new customers for the Avid family.

Gene Munster - Piper Jaffray - Analyst

Okay. You don’t have any idea how many that could be?

David Krall - Avid Technology - President & CEO

No, I would not quantify it at this time.

Gene Munster - Piper Jaffray - Analyst

Okay. Then just in terms of obviously you are the core engine with Adrenaline and also Unity, with us leaving and moving some of Pinnacle’s editing products and Vortex to those platforms and those platforms basically shipped over, are you guys going to basically support those two?

David Krall - Avid Technology - President & CEO

This is another area which just due to the nature of the deal obviously both companies need to operate its independent businesses until the time the transaction closes. So we really just cannot comment on any specific approach that we would take in terms of customers and whether or not we would be transitioning them. But I think that the spirit of what you are talking about is what we will be able to do is obviously have a broad array of products that we can sell to current and future customers.

Gene Munster - Piper Jaffray - Analyst

Okay. And just very big picture-wise, obviously you guys are going to continue for a long time. Who do you kind of see now as your big competitor?

David Krall - Avid Technology - President & CEO

Well again, I go back to the comment I made earlier. It is interesting to see that 90% of our revenue when we looked at Pinnacle’s current revenue would be complementary to Avid’s revenue. So it is actually hard for me to think of Pinnacle directly as a competitor. I think historically that may have been more of the case, but over the past five years, I think our two businesses have grown in complementary directions.

In terms of where things go to moving forward, I think we will continue to have the same other competitors that we have traditionally had. Thomson in broadcast, for example, is a company we pay attention to. Obviously Sony, Apple, other larger companies who compete in different markets at the same time.

So we just will look at this now with a collective strength of both Avid and Pinnacle working together. I think that this positions us very well, in fact, to face the competition in the future.

Gene Munster - Piper Jaffray - Analyst

Excellent. And I guess one final hopeful data point here. If you look at the character generators, obviously they have been very strong for Pinnacle, and they have kind of dominated that market. Do you have any idea what percentage of your installed base, David, your installed base uses Pinnacle character generators? I mean just a rough number. Is it 70% or 20%?

David Krall - Avid Technology - President & CEO

I think — well, that market traditionally, the on-air graphics — in fact, I would key this up, too, if Patti had any comments to add to this when I’m done. But if we look at the on-air graphics marketplace, we see traditional competitors. Obviously Deko is a very strong brand there, but there is also Chiron, which is a strong historic brand, and BizRT (ph), which is an up and comer. There are also some other smaller companies getting into this space.

So I would say in general we tend to see a mixture of products from different suppliers. But certainly as we go forward, I think there would be very interesting ways that we could provide more seamless interoperability with the Deko line of products.

I guess I will pass it over to Patti as well if she had any comments to make on the graphics market.

Patti Hart - Pinnacle Systems - Chairman & CEO

I think you said exactly what I would have said, David. I think it is less about the overlap and it is more frankly about the opportunity, as David has indicated, to provide kind of seamless interoperability end to end for our broadcast customers.

So I think in looking at this transaction, we have not focused our energy on areas that we have both been successful in. But we have focused on the voids in the market that together we can attack better than we could attack individually.

Gene Munster - Piper Jaffray - Analyst

Just a couple of quick questions to Patti. Are your plans or just kind of big picture what are your plans relative to the new company? Are you going to be around?

Patti Hart - Pinnacle Systems - Chairman & CEO

Well, it is just 6:00 AM here in California first day, so my responsibility between now and our shareholders voting for this transaction is to run Pinnacle as a stand-alone independent company. And when our shareholders have voted yes, my role will change, and I will be working between now and that time with David and his team. My job for the next four months and then after that is to maximize the success of this transaction, and that is what I am committed to doing.

Gene Munster - Piper Jaffray - Analyst

Okay. And I guess one more question for David, and then I will just — one of the first questions asked on the call — but in terms of consumer side, Pinnacle has been going kind of for this kind of home conversion theme. Do you see any — it’s probably still too early to really put a roadmap together here, but just that plan that has been laid out, do you see the Avid Pinnacle team executing that plan, or is everything potentially going to get tweaked here as you guys get into the businesses?

David Krall - Avid Technology - President & CEO

Well, I think you said it up correctly that there is a lot of work that we are going to have to do to make sure we fully understand the business, and then obviously we cannot implement anything until the time of closing. So all I can say is that broadly speaking we were very excited about what we saw relative to Pinnacle’s consumer business because we think they have got great technology, great market penetration, great market position, fantastic distribution here and in Asia and in particular in Europe, and then obviously strong teams of engineers and folks who understand the consumer industry very well, who will now be part of the Avid team. So we are very excited about jumping in with both feet as we go through this transition period and making those plans.

So it is obviously too early right now to comment on anything specific we would be doing relative to convergence, but I think that the nice thing is that it’s very clear that there’s lots of opportunity and that Pinnacle’s consumer business is very very well-positioned right now.

Operator

Chris Rowen, Robinson-Humphrey.

Chris Rowen - Robinson-Humphrey - Analyst

I guess I’m having a little trouble with the M-Audio analogy. I would imagine that M-Audio musicians, probably most of them aspire to be professionals, so I am not sure everybody editing their kid’s birthday video is heading to Hollywood. And I’m wondering, I understand kind of the strategic desire to do this, but does this really give you any added ammunition in terms of fighting against all the young editors that are training themselves on final cut?

David Krall - Avid Technology - President & CEO

Well, let me just address the first part of your question. If you think about Avid’s business let’s say 10 years ago, Avid sold products that were expensive in general. They were in the $50 to $100,000 range for a very sophisticated professional editing system. It is very likely that nobody encountered that system unless they were a professional or somebody who was aspiring to be a professional but had access to capital. Because if you are going to be editing on a $50 to $100,000 system, you need to have access to capital.

So the point is that it is very different in the world today, and somebody is more likely to be first introduced to nonlinear editing in a school environment, either at the high school or college-level. And, in fact, more recently the first interaction that someone would have with nonlinear editing is now senior teams with a system that you have bought at home. And what we want to make sure that we are doing is exposing them to the technology and the products that Avid has to offer so that they begin to become accustomed to what it is like working with Avid’s products and become familiar with the Avid brand.

So certainly your thesis is correct that the vast majority of those folks will not become professional editors. But if you look at it the other way, the likelihood that somebody is a professional and never touches an editing system until they are in the ‘30s is very small. So we actually do believe that this is an important strategic move and that the first exposure people will have to nonlinear editing is going to be when they are at much younger ages than it was simply a decade ago.

Chris Rowen - Robinson-Humphrey - Analyst

Okay. And does that mean you will probably brand these new products as Avid products?

David Krall - Avid Technology - President & CEO

Well, we have no plans at this point to make any changes relative to the branding. In fact, again this is one of those areas it’s just too early in the transaction to comment on what we might do. But certainly what we would be making sure we do is providing our customers with a rich experience that perhaps encourages them to move further along in the family of products.

The other thing that we would be doing is leveraging our technology, and I think there are lots of opportunities for cross-selling for people who are in video to look at other products that Avid would have to offer.

Operator

Brian Gagnon, Gagnon Securities.

Brian Gagnon - Gagnon Securities - Analyst

Good morning. A couple of questions. Paul, can you tell me what the NOL is at Pinnacle and whether or not that will transfer?

Paul Milbury - Avid Technology - CFO

I think the last reported information on Pinnacle’s NOL indicated that they had about 78 million in NOL, which does transfer. There are limitations under the IRS code as to how quickly you can utilize that, but we will be able to get full value for that.

Brian Gagnon - Gagnon Securities - Analyst

Good. Second, David and maybe Patti, can you tell me what the R&D pipeline kind of looks like at Pinnacle? I know that R&D has been pulled down over the last couple of years, but is there anything that has been particularly interesting, David, as you looked at this and said, gee, that is something we might want to have?

David Krall - Avid Technology - President & CEO

Well, I will just jump in first and just say I wish I could answer your question but I cannot. And it’s not because we have not looked very carefully at what is in Pinnacle’s product pipeline, but it is just that we would not want to use this as an opportunity to preannounce anything.

So I think just stepping back for a second and saying, will both companies have interesting things to talk about at NAV? Of course, the answer is yes. And as we look into the future, obviously one of the things that you look at when you’re doing an acquisition is what is the Company’s potential both from a roadmap point of view and also from a talent and technology point of view. We think that there is a very bright future in front of Pinnacle, but again I would not want to mention anything in particular at this time.

Brian Gagnon - Gagnon Securities - Analyst

So we will get some clue as we see products at NAV?

David Krall - Avid Technology - President & CEO

Absolutely.

Brian Gagnon - Gagnon Securities - Analyst

Two more quick questions. How much G&A do you think you will be able to serve out at this point?

Paul Milbury - Avid Technology - CFO

We’re not going — we don’t have a specific number at this point, Brian. But as we said in the press release itself, you know Pinnacle’s business contributes a pretty substantial amount of gross profit to the combined companies if you were to look at that historically. And obviously when you put two big public companies together, there is going to be some overlap in that area, and we expect to get some savings, but we are not prepared to quantify that at this point.

Brian Gagnon - Gagnon Securities - Analyst

And lastly, David, maybe you could comment, are there still other products in the broadcast area that you think would be needed for your broadcast space? I mean the products that you’re getting here from Pinnacle would be very nice. Are there other ones that you are still looking for?

David Krall - Avid Technology - President & CEO

Well, I think the answer to that question is always yes, because I think there’s always more that you can provide to your customers. There is not something that we feel like we have to have, and I think what we would do moving forward is take the same approach of opportunistically looking at areas where by bringing it as part of the Avid family, we could significantly increase the value.

Certainly Pinnacle’s products met that criteria, and I think we would just simply go through the process which we typically do as we look forward to see if there are other opportunities. There is not something specifically, though, that I would say that is a must have at this moment.

Brian Gagnon - Gagnon Securities - Analyst

All right, congratulations. We will see you out at NAV.

Operator

Sasha McCormick (ph), Oppenheimer.

Ashley Pruitt - Oppenheimer - Analyst

This is actually Ashley Pruitt (ph) for Sasha McCormick. I was wondering if you could talk a little bit about the distribution for the new consumer products which you have acquired from Pinnacle?

David Krall - Avid Technology - President & CEO

Okay. Well, I guess I would ask if Patti just wanted to talk about the — again, I am assuming you mean the consumer channel. Is that correct?

Ashley Pruitt - Oppenheimer - Analyst

Yes, the consumer channel. How do you think it going to change going forward? That is not something that you have done traditionally because you were more broadcast-centric, though you had M-Audio. So how is it going to change for you going forward?

David Krall - Avid Technology - President & CEO

Well, our plan would not be to change the consumer channel. I think Pinnacle has a very strong channel. And, in fact, that is a competitive benefit that Pinnacle has is it’s very strong distribution. As I mentioned earlier, both in the U.S. and in Asia, it is strong, and in Europe I think is particularly strong. But I will key it up to Patti if you have anything to add.

Patti Hart - Pinnacle Systems - Chairman & CEO

No, I would say that there is really not a need for change there. I think as you know we have a robust distribution channel in Europe inclusive of a very deep and broad geographic coverage using distribution dealers and retailers similarly in the U.S., a very robust retail distribution channel. We don’t see the market driving any change in that distribution channel and would not have recommended one in a stand-alone company. I think then it is a matter of the senior management team at Avid looking for their own efficiencies there. But we think the channel as it exists today is efficient and effective.

Ashley Pruitt - Oppenheimer - Analyst

Okay. And also, do you see going forward any kind of rationalization, say either in products or manpower after the deal closes?

David Krall - Avid Technology - President & CEO

We would not actually want to speculate at this point anything that would happen post-closing.

Operator

Randy Scherago, First Albany Capital.

Randy Scherago - First Albany Capital - Analyst

Congratulations, guys. A quick question. As far as hurdles between now and when you close it in July, antitrust issues that might come up or due diligence? The things that come up in due diligence, is there any sort of financial penalties that would be imposed if the deal falls through?

David Krall - Avid Technology - President & CEO

There are regulatory approvals that we need to seek along with shareholder approval. So Hart-Scott-Rodino, U.S. antitrust regulatory approval possibly come in Germany and other places in Europe as well. We don’t anticipate that any of those things are going to get in the way.

Randy Scherago - First Albany Capital - Analyst

If anything does get in the way of Europe, would there be any sort of financial penalty?

David Krall - Avid Technology - President & CEO

There would be no financial penalty if the regulators would not allow this. There is — there are some breakup fees going both ways if the companies decide to change their minds about proceeding. But none of us expect that to happen either.

Randy Scherago - First Albany Capital - Analyst

Can you put a dollar value on that?

David Krall - Avid Technology - President & CEO

I think it is $15 million.

Operator

Todd Cooper, CIBC World Markets.

Todd Cooper - CIBC World Markets - Analyst

A couple of questions. Are you able to discuss what the consolidated and/or targeted gross margin of the Company will be?

David Krall - Avid Technology - President & CEO

We are not prepared at this point to be specific about that, but as we look out to 2006 and we blend in Pinnacle’s revenues, which have gross margins on average below what Avid’s base gross margins are, directionally our gross margins would be expected to be somewhat lower.

Todd Cooper - CIBC World Markets - Analyst

Okay. So would that be sort of a couple points or 10 points? Can you quantify that?

Paul Milbury - Avid Technology - CFO

It’s more like a couple points than 10 points, but that is just to sort of pick one of your two numbers. It is directionally lower, but you know 2 points might be in the ballpark. 10 points is not.

Todd Cooper - CIBC World Markets - Analyst

Okay. And secondly, are you able just to talk about what led to this deal, and did you look at sort of other opportunities that could bring products to your portfolio?

David Krall - Avid Technology - President & CEO

The question was, did we look at other opportunities before we did this deal?

Paul Milbury - Avid Technology - CFO

I think David said earlier that we have kind of been thinking about the consumer market for sometime. So clearly we have internally assessed a variety of alternatives over the recent months and last year or so.

David Krall - Avid Technology - President & CEO

I mean just to add to that we have been looking strategically at the importance of the consumer video editing marketplace and been seeing that it is in a vibrant, growing market of increasing importance.

When we looked at the ways to get into it, you always end up looking at the make versus buy versus partner question. If we wanted to create our own products, it would have taken years in development, and then secondarily, after doing that, you take a while to develop your whole distribution channel. What we found in Pinnacle was actually a very successful consumer business, a great product and a strong channel, strong brand — all the things that we were looking for in this space. And as a result, it was a very exciting opportunity for us.

Operator

Zel Warmington (ph), Zelmore Capital Management (ph).

Zel Warmington - Zelmore Capital Management (ph) - Analyst

One quick question. Was it Avid who initiated the deal, or was it Pinnacle?

David Krall - Avid Technology - President & CEO

I would say — we really can’t say in our comments specifically on how this deal came about, but I would just say if you think long-term this has been a match that has been something that has made sense for a long time and was of interest for both companies.

Operator

Paul Glazer, Glazer Capital Management.

Paul Glazer - Glazer Capital Management - Analyst

Are there any balance sheet conditions and has due diligence been complete? Are there any income or profitability or revenue targets that Pinnacle has to reach?

Paul Milbury - Avid Technology - CFO

No. Due diligence is essentially complete. You know we have signed the merger agreement as of yesterday.

Operator

Louis Stark (ph), Chesapeake Partners.

Louis Stark - Chesapeake Partners - Analyst

I, too, was going to ask about the background and how the deal came together, if you could just tell us that? And also who are the advisors working for each side?

Paul Milbury - Avid Technology - CFO

Avid used Piper Jaffray as our advisors.

David Krall - Avid Technology - President & CEO

And regarding the background of the deal, that is actually information that we are going to wait for the filing of the S-4 to provide.

Louis Stark - Chesapeake Partners - Analyst

Did Pinnacle — who is Pinnacle’s advisors?

Patti Hart - Pinnacle Systems - Chairman & CEO

Pinnacle used Lazard for our advisors.

Operator

James Capello (ph), Kern Capital.

James Capello - Kern Capital - Analyst

My questions were about the operating expenses, so we went through the gross margin. Can you go through the R&D as a percent of sales, and marketing and selling and G&A and how they are going to shakeout?

Paul Milbury - Avid Technology - CFO

Not at this time. When the transaction closes, we will provide more specific guidance. At this point, we are really just trying to give everybody a picture of what the bottom line might look like, which is why we talked about the $0.10 of accretion and 320 per share. But we are really not prepared to talk about the details of the P&L, about that at this time.

James Capello - Kern Capital - Analyst

Okay. Other than that, when we look at the core Avid products, even prior to M-Audio, were gross margins rising or falling?

Paul Milbury - Avid Technology - CFO

Over the last several years, Avid’s gross margins have been rising, primarily in our video units, and from 2004 to 2005, they were expected to be relatively stable around 56%.

James Capello - Kern Capital - Analyst

Okay. And aside from the gross margins going down a couple of hundred basis points relating to this Pinnacle acquisition, what should we think about gross margins going forward?

Paul Milbury - Avid Technology - CFO

Again, we are not prepared to give specific guidance at this point in time. And just to sort of correct that statement that you just made, I did not say that we expected our gross margins to go down 200 basis points. The question was, is it more likely 2% or 10%, and I said I was not going to be specific, but 2 is closer than 10.

But you can do the math yourself if you want to looking at historical data to get some idea of it. Obviously we would expect things to change going forward.

James Capello - Kern Capital - Analyst

Okay.

Operator

(OPERATOR INSTRUCTIONS). Sam Sabach (ph), Crawford Global Capital.

Sam Sabach - Crawford Global Capital - Analyst

(inaudible) with Sam Sabach (ph). What is the status of the patent litigation at Pinnacle? And I was wondering if there’s any protections in the merger agreement with respect to the debt litigation?

David Krall - Avid Technology - President & CEO

Okay, yes, I think we will let Patti comment on that.

Patti Hart - Pinnacle Systems - Chairman & CEO

Yes, I think we — thanks for letting me comment on something I’m not able to comment on — so we have one pending litigation, has been pending for sometime. And I’m not in a position to comment at this point. Yes, you can refer to the last 10-Q and I think get the most current update.

Operator

Paul Coster, J.P. Morgan.

Paul Coster - J.P. Morgan - Analyst

Yes, a couple of quick ones. Paul, is there a collar on this deal?

Paul Milbury - Avid Technology - CFO

No.

Paul Coster - J.P. Morgan - Analyst

Okay. And the second question is, David, as you think about the integration challenge ahead, what are your principles regarding the organization, you know sales and the sales team in particular, but also the other functions?

David Krall - Avid Technology - President & CEO

Well, we cannot comment yet in terms of specifically what we would do. Obviously we have spent months looking at this opportunity, and we think that there are plenty of ways that we are going to be able to leverage the strengths in each organization as we move forward. So in terms of any particular plans, we are not prepared to announce any of our integration plans at this point.

Paul Coster - J.P. Morgan - Analyst

Do you have any resources at the moment currently focused on the consumer channel, retail channel?

David Krall - Avid Technology - President & CEO

Well, not focused on the channel, but we will have teams from Avid who are going to be working on looking at what our plans are for integration moving forward. But that really kicks off officially beyond today because, as you can imagine, during the due diligence phased there was only a select group of people who are actually even made aware of the deal in order to keep it confidential.

So at this point, we can now be kicking it into a higher gear. But obviously we both still have companies to run, public companies to run, as we lead up to the closing of this transaction.

Operator

(OPERATOR INSTRUCTIONS). Paul Glazer, Glazer Capital Management.

Paul Glazer - Glazer Capital Management - Analyst

Yes, exactly how long has this patent litigation been an issue, Patti?

Patti Hart - Pinnacle Systems - Chairman & CEO

Say that again. I’m sorry.

Paul Glazer - Glazer Capital Management - Analyst

Yes, exactly how long has this patent litigation suit been outstanding?

Patti Hart - Pinnacle Systems - Chairman & CEO

I think it has been outstanding for four or five months. It dates back — I mean the actual due dates back to activities prior to that, but the suit itself has been outstanding for four or five months.

Paul Glazer - Glazer Capital Management - Analyst

Okay. And is Avid prepared to assume the potential liability as it stands right now, or does this need to be settled or proceed — does litigation need to proceed or get settled before they will close the deal?

David Krall - Avid Technology - President & CEO

Okay, I will just make a quick comment on this. We have looked at it. We are not worried about it. It is actually not a patent suit. It is an antitrust suit, and we are not concerned about it at this point.

Paul Milbury - Avid Technology - CFO

All issues, including that issue, were clearly factored into our decision-making.

Operator

Thank you. There are no further questions at this time. Mr. Krall, I would like to turn the conference back over to you for any additional or closing remarks.

David Krall - Avid Technology - President & CEO

All right. Thank you. I would like to thank you all for joining us today. I hope that we have satisfied your questions on the call. As you can tell I hope, we are extremely excited about the possibility that this acquisition will provide for both companies. We see Pinnacle as a great strategic fit for Avid, and we are confident that the combination will greatly benefit both our customers and our shareholders.

So thank you again, and please don’t hesitate to call us if you have any further questions. Thank you.

Operator

Thank you for your participation. That does conclude today’s conference, and you may disconnect at this time.

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IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Avid plans to file with the SEC a Registration Statement on Form S 4 in connection with the transaction and Avid and Pinnacle plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Avid, Pinnacle, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Avid and Pinnacle through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from Pinnacle by contacting Deborah B. Demer of Demer IR Counsel, Inc. at telephone number 925.938.2678, extension 224.

Avid and Pinnacle, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding Avid’s directors and executive officers is contained in Avid’s Form 10-K for the year ended December 31, 2004 and its proxy statement dated April 16, 2004, which are filed with the SEC and available free of charge as indicated above. Information regarding Pinnacle’s directors and executive officers is contained in Pinnacle’s Form 10-K for the year ended June 30, 2004 and its proxy statement dated September 30, 2004, which are filed with the SEC and available free of charge as indicated above. The interests of Avid’s and Pinnacle’s respective directors and executive officers in the solicitations with respect to the transactions in particular will be more specifically set forth in the Registration Statement and the Joint Proxy Statement/Prospectus filed with the SEC, which will be available free of charge as indicated above.